Exhibit 99.1

Kathryn B McQuade Executive Vice President and Chief Financial Officer	Suite 500 Gulf Canada Square 401 – 9th Avenue SW Calgary AB T2P4Z4	Tel 403 3 19 3588 Fax 403 205 9000 kathryn_mcquade@cpr.ca
CANADIAN PACIFIC RAILWAY LIMITED
Change of Auditor Notice
TO:	PricewaterhouseCoopers LLP, Chartered Accountants Royal Trust Tower, Toronto-Dominion Centre 77 King Street West – Suite 3000 Toronto, Ontario M5K 1G8
Attention:	Chris Clark, CA, FCA Chief Executive Officer and Senior Partner
AND TO:	Deloitte & Touche LLP, Chartered Accountants 30 Wellington Street West Stn Commerce Court Toronto, Ontario M5L 1B1
Attention:	Alan MacGibbon Managing Partner and Chief Executive Officer
NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations
(“IMI 51-102”) the Board of Directors of Canadian Pacific Railway Limited (the “Corporation”), upon the recommendation of the Audit, Finance and Risk Management Committee of the Corporation, has considered and approved the following actions, namely that:
1.	PricewaterhouseCoopers LLP (the “Former Auditor”), Chartered Accountants, not be nominated for reappointment as auditor of the Corporation at the annual and special meeting of the shareholders of the Corporation scheduled for May 12, 2011 (the “Meeting”) and
2.	Deloitte & Touche LLP (the “Successor Auditor”), Chartered Accountants, be nominated for appointment as auditor of the Corporation at the Meeting (the “Appointment”)
At the Meeting, the Former Auditor will not be nominated for reappointment as auditor of the Corporation. Holders of qualified securities of the Corporation will be asked at the Meeting to approve, by ordinary resolution, the appointment of the Successor Auditor as the auditor of the Corporation until the close of the next annual meeting of the shareholders of the Corporation, at such remuneration as may be approved by the Board of Directors of the Corporation.
The Former Auditor has not expressed any reservation in its audit reports for the period commencing at the beginning of the Corporation’s two most recent financial years and ending at the date of this notice.

To the knowledge of the directors of the Corporation, no “reportable event” as such term is defined in NI-51-102 has occurred in connection with the audits for the period commencing at the beginning of the Corporation’s two most recent financial years and ending at the date of this notice.
DATED at Calgary, Alberta, this 1st day of April, 2011.
CANADIAN PACIFIC RAILWAY LIMITED

By:	/s/ Kathryn B. McQuade
Kathryn B. McQuade
Executive Vice-President and Chief Financial Officer